SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

SL GREEN OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))

SL GREEN OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Issuer))

3.00% Exchangeable Senior Notes due 2027
(Title of Class of Securities)

78444FAA4
(CUSIP Numbers of Class of Securities)

Andrew S. Levine
SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, New York 10170
(212) 594-2700
Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$120,157,000	$13,770**

*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $120,157,000. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement.

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "SEC") on March 1, 2012, as amended and supplemented by Amendment No. 1 to Schedule TO filed on March 13, 2012 (as amended and supplemented, the "Schedule TO"), by SL Green Operating Partnership, L.P., a limited partnership duly organized and existing under the laws of Delaware (the "Company").  The Schedule TO relates to the right of each holder (each, a "Holder") of the Company's 3.00% Exchangeable Senior Notes due 2027 (the "Notes") to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 2007, among the Company, SL Green Realty Corp. ("SL Green") and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Trustee") (the "Indenture"). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 3.00% Exchangeable Senior Notes due 2027 issued by the Company, dated March 1, 2012 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO and the Company Notice.

This Amendment and the Schedule TO, are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The information in the Company Notice is incorporated by reference as set forth below.

Item 11.       Additional Information.

On March 16, 2012, SL Green filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2011 (the "Form 10-K Amendment").  So as to incorporate that filing by reference into the Company Notice, the information under the caption "Additional Information" in the Company Notice is hereby amended and restated, in full, by the following language:

           8.          Additional Information

. We and SL Green are subject to the informational requirements of the Exchange Act and, in accordance therewith, each file annual, quarterly and current reports and other information with the SEC.  In addition, SL Green files proxy statements with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available on SL Green's Internet website (http://www.slgreen.com). The information contained on or connected to SL Green's website is not, and you must not consider the information to be, a part of this Company Notice.  SL Green's common stock is listed on the New York Stock Exchange (the "NYSE") and all such material filed by SL Green with the NYSE also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Schedule TO, together with any exhibits or amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The following documents of SL Green filed with the SEC pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:

Document	Period
Annual Report on Form 10-K and Form 10-K/A (Amendment No. 1) (File No. 1-13199)	Year ended December 31, 2011
Current Reports on Form 8-K (File No. 1-13199)	January 9, 2012 January 31, 2012 February 2, 2012
Definitive Proxy Statement on Schedule 14A (File No. 1-13199)	April 29, 2011

The following documents of the Company filed with the SEC pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof:
Document	Period
Annual Report on Form 10-K (File No. 033-84580)	Year ended December 31, 2011
Current Reports on Form 8-K (File No. 033-84580)	February 2, 2012

This Company Notice incorporates by reference the documents set forth above that the Company and SL Green have previously filed with the SEC and all documents that the Company and SL Green file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any portion of the respective filings that are furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed) after the date of this Company Notice from their respective filing dates.  Any statement contained in a document incorporated, or deemed to be incorporated, by reference herein or contained in this Company Notice shall be deemed to be modified or superseded for purposes of this Company Notice to the extent any statement contained herein or in any subsequently filed or furnished document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

In addition, this Company Notice constitutes a part of the Schedule TO filed by the Company with the SEC on March 1, 2012 pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference in this Company Notice. The Company will, to the extent required by applicable laws and regulations, file an amendment to the Schedule TO to incorporate by reference future periodic filings the Company or SL Green makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

We will provide without charge to each person to whom a Company Notice is delivered, upon the written request of such person, a copy of any and all of the information incorporated by reference in this Company Notice (excluding exhibits to such information unless such exhibits are specifically incorporated by reference herein). Requests should be directed to the Paying Agent at its address set forth on the front cover page of this Company Notice. The information contained or incorporated by reference in this Company Notice does not purport to be complete and should be read together with the information contained in the incorporated documents.

No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Company Notice and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or the Paying Agent.  You should rely only on the information contained or incorporated by reference in this Company Notice or to which we have referred you.

Item 12.        Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to incorporate by reference the Form 10-K Amendment, filed with the SEC on March 16, 2012:

Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated March 1, 2012.

(a)(5)(A)*	SL Green Operating Partnership, L.P.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012.

(a)(5)(B)	SL Green Realty Corp.'s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the SEC on March 16, 2012.

(b)	Not applicable.

(d)(1)*
Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(3)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(4)*
Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(5)*
Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(6)*
Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(7)*
Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(8)*
First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(9)*
Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(10)*	Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.

(d)(11)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

(d)(12)*
First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.

(d)(13)*
Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.

(d)(14)*
Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.

(d)(15)*	Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(d)(16)*
First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(g)	Not applicable.

(h)	Not applicable.
______________
*     Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

SL GREEN OPERATING PARTNERSHIP, L.P.
By: SL Green Realty Corp.

By:	/s/ James Mead
	Name:	James Mead
	Title:	Chief Financial Officer

Date: March 16, 2012

EXHIBIT INDEX
Exhibit Number	Description
(a)(1)(A)*	Company Notice, dated March 1, 2012.

(a)(5)(A)*	SL Green Operating Partnership, L.P.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012.

(a)(5)(B)	SL Green Realty Corp.'s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the SEC on March 16, 2012.

(b)	Not applicable.

(d)(1)*
Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

(d)(3)*
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(4)*
Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

(d)(5)*
Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(6)*
Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

(d)(7)*
Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(8)*
First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(9)*
Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

(d)(10)*	Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.

Exhibit-1

(d)(11)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

(d)(12)*
First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.

(d)(13)*
Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.

(d)(14)*
Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.

(d)(15)*	Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(d)(16)*
First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

(g)	Not applicable.

(h)	Not applicable.
______________
*     Previously filed.

Exhibit-2